Exhibit (a)(iii)

Amendment No. 2

to the

Fourth Amended and Restated Agreement and Declaration of Trust

of

Diamond Hill Funds

The undersigned officer of the Diamond Hill Funds, an Ohio business trust (the “Trust”), acting pursuant to Article 7, Section 7.3 of the Fourth Amended and Restated Agreement and Declaration of Trust of the Trust, certifies hereby that the following resolutions were duly adopted by a majority of the Board of Trustees of the Trust on September 17, 2026 and are in full force and effect as of the date hereof:

RESOLVED, that the approvals granted by the Board on June 4, 2026 with respect to Diamond Hill Short Duration Securitized Bond Fund and Diamond Hill Core Bond Fund (each, a “Fund” and collectively, the “Funds”), including (i) the redesignation of the Investor Class shares of each Fund as Class A shares, (ii) the establishment and offering of Class C shares of each Fund, including a Rule 12b-1 distribution and/or service fee at an annual rate of 1.00% of the average daily net assets attributable to such Class C shares, (iii) the related sales charge, contingent deferred sales charge, eligibility, distribution, servicing, grandfathering and other class features, (iv) the change of the name of Diamond Hill Short Duration Securitized Bond Fund to Diamond Hill Short Duration Income Fund, and (v) the changes to that Fund’s principal investment strategies, principal risks, 80% investment policy and related disclosure, be, and hereby are, ratified, confirmed and approved in all respects.

FURTHER RESOLVED, that pursuant to Section 7.3 of the Fourth Amended and Restated Agreement and Declaration of Trust of the Diamond Hill Funds dated as of May 22, 2025, the Diamond Hill Short Duration Securitized Bond Fund shall be redesignated as the Diamond Hill Short Duration Income Fund, a series of the Diamond Hill Funds, Investor shares of each Fund shall be redesignated as Class A shares, and Class A and Class C shares of each Fund shall be established, effective October 30, 2026; and

FURTHER RESOLVED, that, effective October 30, 2026, Class A and Class C be inserted after Investor Class in Section 4.2(m), and the first paragraph of Article 4, Section 4.2 of the Declaration be, and such paragraph hereby is, amended hereby by deleting such first paragraph of Article 4, Section 4.2, in its entirety, and substituting in place thereof the following new first paragraph of Article 4, Section 4.2:

Section 4.2 Establishment and Designation of Series. Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series or Classes, the Trustees hereby establish and designate the following Series and Classes of Shares: “Diamond Hill Small Cap Fund,” Diamond Hill Small-Mid Cap Fund,” “Diamond Hill Mid Cap Fund,” “Diamond Hill Large Cap Fund,” “Diamond Hill Large Cap Concentrated ETF,” “Diamond Hill Select Fund,” “Diamond Hill Long-Short Fund,” “Diamond Hill Short Duration Income Fund,” “Diamond Hill Securitized Total Return Fund,” “Diamond Hill Core Bond Fund,” “Diamond Hill Core Plus Bond Fund,” and “Diamond Hill High Income ETF,” and the following classes of Shares: Investor Class, Class A, Class C, Class I, Class Y and ETF Shares.

Dated: October 27, 2026

/s/ Karen R. Colvin

Karen R. Colvin, Secretary
Diamond Hill Funds